UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

READY CAPITAL CORPORATION

(Name of Subject Company (Issuer))

READY CAPITAL CORPORATION

(Names of Filing Persons (Offeror and Issuer))

6.25% Series C Cumulative Convertible Preferred Stock

(Title of Class of Securities)

75574U 705

(CUSIP Number of Class of Securities)

Thomas E. Capasse
Chairman and Chief Executive Officer

Ready Capital Corporation

1251 Avenue of the Americas, 50th Floor
New York, NY 10020

Tel: (212) 257-4600

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

COPIES TO:

Michael J. Kessler, Esq.
David E. Brown, Esq.
Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$19,605,257.59	$2,138.93

*	Estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 779,743 shares of 6.25% Series C Cumulative Convertible Preferred Stock of Ready Capital Corporation at a price equal to 100% of the $25.00 liquidation preference per share, plus accrued and unpaid dividends (including additional dividends, if any) of $0.14323 per share as of the date of this filing, which is subject to change.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,138.93	Filing Party: Ready Capital Corporation
Form or Registration No.: Schedule TO	Date Filed: April 2, 2021

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒     Check the box if the filing is a final amendment reporting the results of the tender offer.If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 filed on April 21, 2021 (this “Schedule TO”), filed by Ready Capital Corporation (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (the “Shares”), to require the Company, at the Holder’s option, to purchase for cash all or any portion of such Holder’s Shares at a purchase price equal to 100% of the liquidation preference of the Shares to be purchased plus accrued and unpaid dividends (including additional dividends, if any) to, but not including, May 4, 2021, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, dated April 2, 2021 (the “Notice”), attached hereto as Exhibit (a)(1), (ii) the Articles Supplementary to the Amended Articles of Incorporation, dated as of January 25, 2007 of Anworth Mortgage Asset Corporation, a Maryland corporation, and (iii) the Articles Supplementary to the Articles of Amendment of the Company designating the Shares (the “Articles Supplementary”).

Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on or incorporated by reference to the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Notice dated April 2, 2021.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented to add the following:

On May 2, 2021, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on April 30, 2021, and on May 5, 2021 the Company issued a press release announcing the final results of the tender offer. Copies of the preliminary results press release and final results press release are filed as Exhibits (a)(6) and (a)(7), respectively, to this Schedule TO and are incorporated herein by reference.

ITEM 12. Exhibits

Item 12 of the Schedule TO is hereby and amended and supplemented to add the following:

Exhibit No.	Description
(a)(6)	Press Release announcing preliminary results of tender offer for Ready Capital Corporation’s 6.25% Series C Cumulative Convertible Preferred Stock, dated May 2, 2021

(a)(7)	Press Release announcing final results of tender offer for Ready Capital Corporation’s 6.25% Series C Cumulative Convertible Preferred Stock, dated May 5, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

READY CAPITAL CORPORATION

Date: May 5, 2021

	By:	/s/ Andrew Ahlborn
Andrew Ahlborn
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase and Notice of Fundamental Change to Holders of 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021

(a)(1)(ii)*	Notice of Guaranteed Delivery

(a)(5)*	Press Release announcing tender offer for Ready Capital Corporation’s 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021

(a)(6)	Press Release announcing preliminary results of tender offer for Ready Capital Corporation’s 6.25% Series C Cumulative Convertible Preferred Stock, dated May 2, 2021

(a)(7)	Press Release announcing final results of tender offer for Ready Capital Corporation’s 6.25% Series C Cumulative Convertible Preferred Stock, dated May 5, 2021

(b)	Not applicable.

(d)(1)	Articles Supplementary to the Amended Articles of Incorporation of Anworth Mortgage Asset Corporation designating the shares of 6.25% Series B Cumulative Convertible Preferred Stock,$0.01 par value per share (incorporated by reference to the Current Report on Form 8-K filed by Anworth Mortgage Asset Corporation with the SEC on January 30, 2007)

(d)(2)	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.7 to the Company’s Form 8-A filed on March 19, 2021)

(d)(3)	Agreement and Plan of Merger, by and among Ready Capital Corporation, RC Merger Subsidiary, LLC and Anworth Mortgage Asset Corporation, dated as of December 6, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 8, 2020)**

(g)	Not applicable.

(h)	Not applicable.

* Filed Previously

** The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ready Capital Corporation agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.